UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

A. M. CASTLE & CO.

(Name of Subject Company (Issuer) and Filing Person (as Offeror))

5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022
(Title of Class of Securities)

148411AK7
(CUSIP Number of Class of Securities)

Marec E. Edgar
President and Chief Executive Officer
A. M. Castle & Co.
1420 Kensington Road, Suite 220
Oak Brook, IL 60523
(847) 455-7111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Jeremy T. Steele Senior Vice President, General Counsel, Secretary A. M. Castle & Co. 1420 Kensington Road, Suite 220 Oak Brook, IL 60523 (847) 455-7111	Eric Orsic, Esq. McDermott Will & Emery LLP 444 West Lake Street, Suite 4000 Chicago, IL 60606-0029 (312) 372-2000

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee**:
$200,000,000	$25,960

*	Calculated solely for purposes of determining the filing fee pursuant to Rule 457(f) under the Securities Act of 1933, as amended. The transaction value is $200,000,000, which is based on the aggregate principal amount of 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022 that are sought for exchange as of February 25, 2020.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the value of the transaction.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $25,960	Filing Party: A. M. Castle & Co.
Form or Registration No.: Form S-4 (File No. 333-236682)	Date Filed: February 27, 2020
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to an exchange offer by A. M. Castle & Co., a Maryland corporation (referred to herein as “the Company” “we,” “us” or “our”), with respect to its outstanding 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022 (the “old notes”) and a related solicitation of consents for certain proposed amendments to the indenture governing the old notes (collectively, the “Exchange Offer”). The Exchange Offer is being made upon the terms and subject to the conditions set forth in the prospectus (as it may be amended and/or supplemented from time to time, the “Prospectus”), which forms part of the Registration Statement on Form S-4 filed by the Company with the Securities and Exchange Commission on the date hereof with respect to the Exchange Offer (as it may be amended and/or supplemented from time to time, the “Registration Statement”), and the related letter of transmittal, which are exhibits (a)(4)(i) and (a)(1)(i) hereto, respectively. The consideration the Company is offering in the Exchange Offer is described in the Prospectus.

This Schedule TO is being filed in satisfaction of the reporting requirements of Rules 13-e4(b)(1) and (c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Information set forth in the Prospectus is incorporated by reference in response to Items 1 through 13 of this Schedule TO, except to the extent that information is specifically provided herein. The Registration Statement can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

Item 1.	Summary Term Sheet.

The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer” and “Prospectus Summary” is incorporated herein by reference.

Item 2.	Subject Company Information.
(a)	Name and Address. The name of the issuer of the old notes is A. M. Castle & Co., a Maryland corporation. The Company’s principal executive offices are located at 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523. The Company’s phone number is (847) 455-7111.
(b)	Securities. The subject class of securities is the Company’s 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022. As of February 25, 2020, the aggregate principal amount of the old notes outstanding was $193.7 million.
(c)	Trading Market and Price. The old notes are not listed on any national or regional securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Reliable pricing information for the old notes may not always be available. The Company believes trading in the old notes has been limited and sporadic. Quotations for securities that are not widely traded, such as the old notes, may differ from actual trading prices and should be viewed as approximations. To the extent such information is available, holders of old notes are urged to contact their brokers or financial advisors.
Item 3.	Identity and Background of Filing Person.

The Company is the filing person and subject company. The business address and telephone number of the Company are set forth under Item 2(a) of this Schedule TO and are incorporated herein by reference. As required by Instruction C to Schedule TO, listed below are the directors and executive officers of the Company:

Name	Position
Marec E. Edgar	Director, President and Chief Executive Officer
Patrick R. Anderson	Executive Vice President, Finance and Administration
Jeremy T. Steele	Senior Vice President, General Counsel and Secretary
Mark D. Zundel	Executive Vice President, Global Supply & Aerospace
Michael J. Sheehan	Director and Chairman of the Board
Jonathan B. Mellin	Director
Jacob Mercer	Director
Jonathan Segal	Director
Jeffrey A. Brodsky	Director
Steven W. Scheinkman	Director

The business address and telephone number for each of the above directors and executive officers is c/o A. M. Castle & Co., 1420 Kensington Road, Suite 220, Oak Brook, Illinois 60523 and (847) 455-7111.

Item 4.	Terms of the Transaction.
(a)	Material Terms. The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer,” “Prospectus Summary,” “Capitalization,” “General Terms of the Exchange Offer and Consent Solicitation,” “Description of Capital Stock,” “Description of the New Notes,” “Proposed Amendments,” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference.
(b)	Purchases. To the Company’s knowledge based on reasonable inquiry, $149.5 million in aggregate principal amount of the old notes are beneficially owned by officers, directors and affiliates of the Company and the Company expects that the full amount of old notes so beneficially owned will be tendered by such holders and purchased by the Company in connection with the Exchange Offer.
Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The Company is a party to the following agreements, arrangements or understandings that involve the old notes (each of which is filed as exhibits to this Schedule TO and incorporated herein by reference):

•	Indenture, dated August 31, 2017, between the Company, certain of its subsidiaries, and Wilmington Savings Fund Society, FSB as Trustee and Collateral Agent, relating to the Company’s 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022, and
•	Supplemental Indenture, dated June 1, 2018, to the Indenture dated August 31, 2017, between the Company, certain of its subsidiaries, and Wilmington Savings Fund Society, FSB as Trustee and Collateral Agent, relating to the Company’s 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022.
•	Supplemental Indenture and Waiver, dated December 20, 2019, to the Indenture dated August 31, 2017, between the Company, certain of its subsidiaries, and Wilmington Savings Fund Society, FSB as Trustee and Collateral Agent, relating to the Company’s 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022.
•	Form of Support Agreement.

The Company is also party to the following agreements (each of which is filed as an exhibit to this Schedule TO and incorporated herein by reference) in connection with the Company’s securities:

•	Stockholders Agreement, dated as of August 31, 2017, by and among A. M. Castle & Co. and certain beneficial owners or holders of record of the New Common Stock signatory thereto.
•	Intercreditor Agreement, dated August 31, 2017, between PNC Bank, National Association and Wilmington Savings Fund Society, FSB, and acknowledged by the Company and certain of its subsidiaries.
•	Limited Consent and First Amendment to Intercreditor Agreement, dated June 1, 2018, between PNC Bank, National Association and Wilmington Savings Fund Society, FSB.
•	Registration Rights Agreement, dated as of August 31, 2017, by and among A. M. Castle & Co. and certain beneficial owners or holders of record of the New Common Stock signatory thereto.
•	2017 Management Incentive Plan of the Company.
•	Form of Award Agreement under the 2017 Management Incentive Plan of the Company.
•	Form of Non-Employee Director Restricted Stock Award Agreement under the 2017 Management Incentive Plan of the Company.
•	Amended and Restated Employment Agreement, dated December 15, 2017, between A. M. Castle & Co. and Edward Quinn.
•	Amended and Restated Employment Agreement, dated May 15, 2017, between A. M. Castle & Co. and Patrick R. Anderson.
•	Employment Agreement, dated May 9, 2019, between A. M. Castle & Co. and Jeremy Steele.

•	Retirement Agreement and Release, dated January 7, 2020, by and between A. M. Castle & Co. and Steven W. Scheinkman.
•	Amended and Restated Employment Agreement, dated January 7, 2020, by and between A. M. Castle & Co. and Marec E. Edgar.
•	Exchange Agent Agreement, dated February 25, 2020, by and between A. M. Castle & Co. and Wilmington Savings Fund Society, FSB.

The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer,” “Prospectus Summary,” “Risk Factors,” “Capitalization,” “General Terms of the Exchange Offer and Consent Solicitation,” “Proposed Amendments,” “Definitive Documentation,” “Description of Capital Stock,” and “Description of the New Notes” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.
(a)	Purposes. The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer,” “Prospectus Summary,” and “General Terms of the Exchange Offer and Consent Solicitation” is incorporated herein by reference.
(b)	Use of Securities Acquired. The old notes acquired pursuant to the Exchange Offer will be cancelled by the Company.
(c)	Plans. The information set forth in the Prospectus in the sections entitled “Questions and Answers About the Exchange Offer,” “Prospectus Summary,” “Risk Factors—Risks Related to the New Notes,” “Capitalization,” “General Terms of the Exchange Offer and Consent Solicitation,” “Proposed Amendments,” “Description of Capital Stock,” and “Description of the New Notes” is incorporated herein by reference.
Item 7.	Source and Amount of Funds or Other Consideration.
(a)	Source of Funds. The information set forth in the Prospectus in the sections entitled “Prospectus Summary,” and “General Terms of the Exchange Offer and Consent Solicitation” is incorporated herein by reference.
(b)	Conditions. The Company intends to use cash on hand to pay the expenses incurred in connection with the Exchange Offer, and there are no conditions restricting our use of this cash in this manner. The Company does not have any alternate financing arrangements or plans to fund the Exchange Offer.
(c)	Borrowed Funds. The Company does not expect to borrow funds specifically for the purpose of funding any cash payments in connection with the Exchange Offer.
Item 8.	Interest in Securities of the Subject Company.
(a)	Securities Ownership. The information in the sections entitled “Stock Ownership” and Principal Stockholders” set forth in the Company’s Definitive Proxy Statement filed on March 19, 2019 is incorporated herein by reference.
(b)	Securities Transactions. Neither the Company nor any of its subsidiaries nor, to the Company’s knowledge, any of its directors or executive officers, have engaged in any transaction in the old notes during the 60 days prior to the date hereof.
Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

The information set forth in the Prospectus in the section entitled “Questions and Answers About the Exchange Offer,” and “Prospectus Summary” is incorporated herein by reference.

Item 10.	Financial Statements.
(a)	Financial Information. The information set forth in the Prospectus in the section entitled “Prospectus Summary—Summary Historical Consolidated Financial and Other Data,” and “Capitalization” is incorporated herein by reference. The audited consolidated financial statements of the Company and unaudited consolidated financial statements set forth in the Annual Report on Form 10-K for the fiscal year ended December 31, 2019, filed with the Commission on February 27, 2020, are incorporated herein by reference.

As of December 31, 2019, the Company’s book value per share was $(11.25).

(b)	Pro Forma Information. Not applicable.
Item 11.	Additional Information.
(a)	Agreements, Regulatory Requirements and Legal Proceedings.
(1)	The information set forth in the Prospectus in the sections entitled “Questions and Answers about the Exchange Offer,” and “Description of Capital Stock” is incorporated herein by reference.
(2)	Except for the requirements of applicable U.S. federal and state securities laws, the Company knows of no regulatory requirements to be complied with or approvals to be obtained by the Company in connection with the Exchange Offer.
(3)	Not applicable.
(4)	Not applicable.
(5)	Not applicable.
(b)	Other Material Information. The information set forth in the Prospectus, the exhibits thereto and the accompanying letter of transmittal are incorporated herein by reference.
Item 12.	Exhibits.

See the Exhibit Index immediately following the signature page.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 27, 2020

A. M. CASTLE & CO.

By:	/s/ Marec E. Edgar
Name:	Marec E. Edgar
Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(ii)	Letter to Registered Holders (incorporated herein by reference to Exhibit 99.2 to the Registration Statement).

(a)(1)(iii)	Letter to Clients and Instructions to Registered Holder from Beneficial Owner (incorporated herein by reference to Exhibit 99.3 to the Registration Statement).

(a)(4)(i)	Prospectus, dated February 27, 2020 (incorporated by reference to the Company’s Registration Statement on Form S-4, initially filed on February 27, 2020).

(a)(5)(i)	Company’s Current Report on Form 8-K dated February 27, 2020 filed pursuant to Rule 425 under the Securities Act of 1933.

(a)(5)(ii)	Press Release, dated February 27, 2020 (filed on Company’s Current Report on Form 8-K dated February 27, 2020 filed pursuant to Rule 425 under the Securities Act of 1933).

(a)(5)(iii)	Form of Indenture governing the 3.00%/5.00% Convertible Senior PIK Toggle Notes due 2024 between the Company and Wilmington Savings Fund Society, FSB.*

(a)(5)(iv)	Form of Amended & Restated Registration Rights by and between the Company and the signatories thereto.*

(a)(5)(v)	Form of New Intercreditor Agreement by and between the Company and the signatories thereto.*

(b)	None.

(d)(1)(i)
Indenture, dated August 31, 2017, between the Company, certain of its subsidiaries, Wilmington Saving Fund Society, FSB, as Trustee and Collateral Agent (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K on September 6, 2017).

(d)(1)(ii)
Supplemental Indenture and Amendment No. 1, dated June 1, 2018, to the Indenture dated August 31, 2017 between the Company and Wilmington Saving Fund Society, FSB, as Trustee and Collateral Agent (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K on June 4, 2018).

(d)(1)(iii)
Supplemental Indenture and Waiver, dated December 20, 2019, to the Indenture dated August 31, 2017, between the Company, certain of its subsidiaries, and Wilmington Savings Fund Society, FSB as Trustee and Collateral Agent, relating to the Company’s 5.00%/7.00% Convertible Senior PIK Toggle Notes due 2022 (incorporated by reference to Exhibit 10.28 to the Registration Statement).

(d)(1)(iv)
Stockholders Agreement, dated as of August 31, 2017, by and among A. M. Castle & Co. and certain beneficial owners or holders of record of the New Common Stock signatory thereto (incorporated by reference to Exhibit 10.1 to the registration statement on Form 8-A of A. M. Castle, Inc. on August 31, 2017).

(d)(1)(v)
Intercreditor Agreement, dated August 31, 2017, between PNC Bank, National Association and Wilmington Savings Fund Society, FSB, and acknowledged by the Company and certain of its subsidiaries (incorporated by reference to Exhibit 10.3 to the current report on Form 8-K on September 6, 2017).

Exhibit No.	Description
(d)(1)(vi)
Limited Consent and First Amendment to Intercreditor Agreement, dated June 1, 2018, between PNC Bank, National Association and Wilmington Savings Fund Society, FSB (incorporated by reference to Exhibit 10.3 to the Registration Statement).

(d)(1)(vii)
Registration Rights Agreement, dated as of August 31, 2017, by and among A. M. Castle & Co. and certain beneficial owners or holders of record of the New Common Stock signatory thereto (incorporated by reference to Exhibit 10.2 to the registration statement on Form 8-A on August 31, 2017).

(d)(1)(viii)	2017 Management Incentive Plan of the Company (incorporated by reference to Exhibit 10.4 to the quarterly report on Form 10-Q on November 14, 2017).

(d)(1)(ix)	Form of Award Agreement under the 2017 Management Incentive Plan of the Company (incorporated by reference to Exhibit 10.4 to the current report on Form 8-K on September 6, 2017).

(d)(1)(x)
Amended and Restated Employment Agreement, dated December 15, 2017, between A. M. Castle & Co. and Edward Quinn (incorporated by reference to Exhibit 10.9 to the annual report on Form 10-K on March 15, 2018).

(d)(1)(xi)
Amended and Restated Employment Agreement dated May 15, 2017, between A. M. Castle & Co. and Patrick R. Anderson (incorporated by reference to Exhibit 10.3 to the quarterly report on Form 10-Q on August 9, 2017).

(d)(1)(xii)	Employment Agreement dated May 9, 2019, between A. M. Castle & Co. and Jeremy Steele (incorporated by reference to Exhibit 10.1 to the quarterly report on Form 10-Q on May 9, 2019).

(d)(1)(xiii)
Retirement Agreement and Release, dated January 7, 2020, between A. M. Castle & Co. and Steven W. Scheinkman (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K on January 7, 2020).

(d)(1)(xiv)
Amended and Restated Employment Agreement, dated January 7, 2020, by and between A. M. Castle & Co. and Marec E. Edgar (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K on January 7, 2020).

(d)(1)(xv)
Form of Non-Employee Director Restricted Stock Award Agreement under the 2017 Management Incentive Plan of A. M. Castle & Co. (incorporated by reference to Exhibit 10.24 to the annual report on Form 10-K on February 27, 2020.

(d)(1)(xvi)	Form of Support Agreement (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K on February 27, 2020)

(d)(1)(xvii)	Exchange Agent Agreement, dated February 27, 2020, by and between A. M. Castle & Co. and Wilmington Savings Fund Society, FSB.

(g)	None.

(h)	None.
*	To be filed as an exhibit to an amendment to this Schedule TO.